Filed Pursuant to Rule 253(g)(2)

File No. 024-12731

POST-QUALIFICATION OFFERING CIRCULAR SUPPLEMENT NO. 1

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

6201 Bonhomme Road, Suite 435N

Houston, Texas 77036

Telephone: (214) 733-0868

www.cbih.net/invest

4,900,000,000 Shares of Common Stock Offered by the Company

1,000,000,000 Shares Offered by the Selling Security Holder

This Post-Qualification Offering Circular Supplement No. 1 (the “Supplement”) supplements and amends the Company’s offering circular, dated April 15, 2026, and filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 252(g)(2) of the Commission on that date (the “Offering Circular”), to change the information contained therein as set forth in this Supplement.

Explanatory Note

The Offering Circular, including this Supplement, is part of an offering statement (File No. 024-12731) that we filed with the Commission on March 27, 2026, and which the Commission declared qualified by its order on April 13, 2026. The information set forth in the Offering Circular is incorporated by reference into this Supplement.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference thereto, except to the extent that the information contained herein alters the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1411057/000168316826002966/cannabisbio_253g2.htm

The terms used in this Supplement that are defined in the Offering Circular shall have the meanings ascribed to them therein.

Changes to the Offering Circular

Effective as of the date of this Supplement:

•	The price per share of Common Stock is changed to $0.00018 from $0.0002;

•	The number of shares of Common Stock offered by the Company is changed to 4,900,000,000 from 5,000,000, reflecting the sale by the Company of 100,000,000 shares of Common Stock at the then-current price per share of $0.0002.

•	The Maximum Offering by the Company shown in the table on the cover page of the Offering Circular is changed to $902,000 from $1,000,000, reflecting (i) $20,000 previously received from a sale of Common Stock in the Offering and (ii) the change in the maximum amount of proceeds that the Company may receive in the Offering as the result of the reduction in the price per share.

The information set forth in the Offering Circular, including, but not limited to, the information set forth on the cover page of the Offering Circular and under the captions “Offering Circular Summary,” “Use of Proceeds,” and “Dilution” is affected by the new Offering Price of $0.00018 per share.

Except as set forth herein, the Offering Circular is unchanged.

The date of this Supplement is May 21, 2026.